

December 28, 2012

Via E-mail
Bradley W. Harris
Chief Financial Officer
Oxford Resource Partners, LP
41 South High Street, Suite 3450
Columbus, OH 43215

    Re: **Oxford Resource Partners, LP**
           Form 10-K for the Fiscal Year Ended December 31, 2011
           Filed March 14, 2012
           File No. 001-34815

Dear Mr. Harris:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

Liquidity and Capital Resources, page 63

Cash Flows, page 64

1.   We note your disclosure that the fiscal 2011 increase in operating cash flows is primarily due to "favorable working capital changes." Please confirm to us that you will expand your discussion of operating cash flows in future filings to describe the underlying drivers for the favorable working capital changes. Refer to FRC 501.13.b.1 for additional guidance. Please provide us with the text of your proposed disclosure in your response.

2.   We note your disclosure that the fiscal 2011 decrease in financing cash flows is primarily attributable to the absence of initial public offering proceeds in 2011. We further note the significant differences in proceeds from and payments on borrowings, advances on line of credit and distributions to partners for fiscal 2011 compared to 2010. Please confirm to us that you will expand your discussion of financing cash flows in future filings to describe the significant underlying drivers for the changes. Please provide us with the text of your proposed disclosure in your response.

Item 9A. Controls and Procedures, page 74

Management's Annual Report on Internal Control Over Financial Reporting, page 74

3.   We note that you only conclude on the effectiveness of your disclosure controls and procedures under your controls and procedures disclosure. Please revise to also disclose your conclusion on the effectiveness of your internal control over financial reporting as of December 31, 2011. Refer to Item 308(a)(3) of Regulation S-K.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

4.   We note that you combine your intangible assets, deferred financing costs and below-market coal sales contracts within the Other long-term assets line item and in Note 7 to your financial statements.   In future filings, please separately present your intangible assets pursuant to ASC 350-30-45-1.

Consolidated Statements of Cash Flows, page F-5

5.   We note that you reconcile operating cash flows to net loss attributable to unitholders instead of to net income. Please tell us why you believe it is appropriate to reconcile operating cash flows to net loss attributable to unitholders, or revise as necessary. Refer to ASC 230-10-45-28.

Notes to Consolidated Financial Statements, page F-7

Note 17: Concentration of Credit Risk and Major Customers, page F-29

6.   We note that you aggregate the information disclosed about your major customers. In future filings, please separately disclose the revenues from each major customer pursuant to ASC 280-10-50-42.

Section 302 Certifications, Exhibits 31.1 and 31.2

7.   We note that you omitted the introductory language in paragraph 4, and paragraph 4(b) referring to internal control over financial reporting from the certifications filed with your December 31, 2011 Form 10-K and fiscal 2012 Forms 10-Q. Please revise to include these required disclosures exactly as set forth in Item 601(b)(31) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining